

November 4, 2013

Via E-mail
Adam Finerman, Esq.
Olshan, Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

> **Re: Xstelos Holdings, Inc.**
> **Amendment No. 2 to Schedule 13E-3 filed by Xstelos Holdings, Inc. and**
> **Jonathan M. Couchman**
> **Filed October 29, 2013**
> **File No. 005-86816**
>
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed October 29, 2013**
> **File No. 000-54646**

Dear Mr. Finerman:

We have reviewed your filings and have the following comments.

1.   When you respond to this letter, please file an amendment marked to show the changes you make to your disclosure. Please also file as correspondence marked copies of the documents you filed on October 8 and 29, 2013. See Rule 310 of Regulation S-T.

Procedural Fairness, page 34

2.   Please expand your revisions in response to prior comment 8 to clarify how your Board determined that the factors you cite outweighed the factors we noted in comment 25 of our initial comment letter.

3.   We note your revisions in response to prior comment 9; however, the basis for your conclusions regarding no "additional protections" from a vote by a majority of unaffiliated shareholders continues to be unclear. Please revise. Also, while your disclosure continues to refer to "safeguards" the Board put into place, it appears those "safeguards" were not created by the Board in connection with this transaction. Please revise to remove the implication that your Board set the features you cite.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Please contact Daniel F. Duchovny, Special Counsel, at (202) 551-3619 or me at (202) 551-3641 with any other questions.

              Sincerely,

              /s/ Geoff Kruczek

              Geoff Kruczek
              Attorney-Advisor
              Office of Mergers and Acquisitions